SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13D
(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

DryShips Inc.
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(Name of Issuer)

Series A Convertible Preferred Stock, par value $0.01
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(Title of Class of Securities)

N/A
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(CUSIP Number)

George Economou
80 Kifissias Avenue
Amaroussion 15125
Athens, Greece
011 30-210-8090570
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2009
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(Date of Event which Requires Filing of This Statement)

If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [ ].

CUSIP No. N/A

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

33,955,224 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

33,955,224 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

33,955,224 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

65%

14.	TYPE OF REPORTING PERSON

IN

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(1)  Mr. Economou may be deemed to beneficially own these shares through Entrepreneurial Spirit Holdings Inc. Entrepreneurial Spirit Holdings Inc., a Liberian corporation, is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. Entrepreneurial Spirit Holdings Inc. owns 33,955,224 shares of Series A Convertible Preferred Stock of Dryships, Inc.

CUSIP No.   N/A

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Entrepreneurial Spirit Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

33,955,224 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

33,955,224 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

33,955,224 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

65%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.   N/A

This Schedule 13D is being filed to report the acquisition of 33,955,224 shares of Series A Convertible Preferred Stock of Dryships Inc. (the “Issuer”) by Entrepreneurial Spirit Holding Inc. pursuant to the Securities Purchase Agreement by and between Entrepreneurial Spirit Holdings Inc. and the sellers named therein (each a “Seller” and collectively the “Sellers”), and the Issuer, dated July 9, 2009.  Entrepreneurial Spirit Holdings Inc., a Liberian corporation, is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. As such, Mr. Economou may be deemed to beneficially own 33,955,224 shares of Series A Convertible Preferred Stock.

Item 1.  Security and Issuer.

The Issuer is a Marshall Islands corporation. The address of the Issuer's offices is 80 Kifissias Avenue, Amaroussion 15125, Athens, Greece. This schedule relates to the Issuer’s Series A Convertible Preferred Stock.

The Series A Convertible Preferred Stock was established pursuant to the authority vested in the Board of Directors (the “Board”) of the Issuer by the Issuer’s Amended and Restated Articles of Incorporation. The Board established a series of preferred stock, par value U.S. $0.01 per share, and the designation and certain powers, preferences and other special rights of the shares of such series, and certain qualifications, limitations and restrictions, on July 9, 2009, in connection with the Securities Purchase Agreement entered into with the Sellers. The shares of such series were designated as Series A Convertible Preferred Stock.  The number of shares constituting the series is One Hundred Million (100,000,000), which number the Board may from time to time increase or decrease (but not below the number then outstanding). The Series A Convertible Preferred Stock may be converted into common stock of the Issuer at the option of Entrepreneurial Spirit Holdings Inc. at any time, at a rate of 1:0.70, pursuant to the terms of the Securities Purchase Agreement entered into with the Sellers. Entrepreneurial Spirit Holdings Inc. and George Economou filed a separate Schedule 13D/A with respect to the common stock of the Issuer on July 17, 2009.

Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Entrepreneurial Spirit Holdings Inc. and George Economou (the “Reporting Persons”). Entrepreneurial Spirit Holdings Inc.’s registered address is 80 Broad Street, Monrovia, Liberia. George Economou's business address is 80 Kifissias Avenue, Amaroussion 15125, Athens, Greece. George Economou is the Chief Executive Officer, President, Chairman of the Board of Directors and Interim Chief Financial Officer of the Issuer.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On July 9, 2009, the Issuer entered into a Securities Purchase Agreement with the Sellers, whereby the Issuer agreed to issue to the Sellers Series A Convertible Preferred Stock, in exchange for 25% of the total issued and outstanding shares of common stock of Primelead Shareholders Inc., all of which was owned by the Sellers. Entrepreneurial Spirit Holdings Inc. received 33,955,224 shares of Series A Convertible Preferred Stock, in exchange for its 16¼% ownership interest in Primelead Shareholders Inc. pursuant to the Securities Purchase Agreement. Entrepreneurial Spirit Holdings Inc., a Liberian corporation, is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. As such, Mr. Economou may be deemed to beneficially own 33,955,224 shares of Series A Convertible Preferred Stock.

Item 4.  Purpose of Transaction.

On July 9, 2009, the Issuer entered into a Securities Purchase Agreement with the Sellers, whereby the Issuer agreed to issue to the Sellers Series A Convertible Preferred Stock, in exchange for 25% of the total issued and outstanding shares of common stock of Primelead Shareholders Inc., all of which was owned by the Sellers. The remaining 75% of the outstanding shares of Primelead Shareholders Inc. was owned by the Issuer.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, George Economou may be deemed to be the beneficial owner of 33,955,224 shares, or 65% of the outstanding shares of the Series A Convertible Preferred Stock, based upon 52,238,806 shares outstanding as of July 13, 2009. George Economou has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 33,955,224 shares; has the sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 33,955,224 shares.

As of the date hereof, Entrepreneurial Spirit Holdings Inc. may be deemed to be the beneficial owner of 33,955,224 shares, or 65% of the outstanding shares of the Series A Convertible Preferred Stock, based upon 52,238,806 shares outstanding as of July 13, 2009. Entrepreneurial Spirit Holdings Inc. has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 33,955,224 shares; has the sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 33,955,224 shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 9, 2009, the Issuer entered into a Securities Purchase Agreement with the Sellers, whereby the Issuer agreed to issue to the Sellers Series A Convertible Preferred Stock, in exchange for 25% of the total issued and outstanding shares of common stock of Primelead Shareholders Inc., all of which was owned by the Sellers. Entrepreneurial Spirit Holdings Inc. received 33,955,224 shares of Series A Convertible Preferred Stock, in exchange for its 16¼% ownership interest in Primelead Shareholders Inc. pursuant to the Securities Purchase Agreement. Entrepreneurial Spirit Holdings Inc., a Liberian corporation, is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. As such, Mr. Economou may be deemed to beneficially own 33,955,224 shares of Series A Convertible Preferred Stock.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares
Exhibit C: Securities Purchase Agreement, by and between the Issuer and the Sellers, dated July 9, 2009.

SIGNATURE

After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

July 22, 2009
(Date)

/s/ George Economou
George Economou *

ENTREPRENEURIAL SPIRIT HOLDINGS, INC.*

BY: MARE SERVICES LTD.

BY:	/s/ Adriano Cefai
Name: Dr. Adriano Cefai
Title: Director

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13D dated July 22, 2009 relating to the Series A Convertible Preferred  Stock of DryShips Inc. shall be filed on behalf of the undersigned.

/s/ George Economou
George Economou

ENTREPRENEURIAL SPIRIT HOLDINGS, INC.

BY: MARE SERVICES LTD.

BY:	/s/ Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director

July 22, 2009

Exhibit B

Transactions in the Shares

Dryships Inc. (the “Issuer”) owned seventy-five percent (75%) of the total issued and outstanding shares of capital stock of Primelead Shareholders Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Primelead”).  The Issuer entered into a Securities Purchase Agreement with Entrepreneurial Spirit Holdings Inc., and the sellers named therein, on July 9, 2009, to purchase the remaining twenty-five percent (25%) of the total issued and outstanding shares of Primelead. The Purchase Price for the remaining twenty-five percent of Primelead was (i) Fifty Million Dollars ($50,000,000) in cash plus (ii) 52,238,806 of the Series A Convertible Preferred Shares of the Issuer.

Exhibit C

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of July 9, 2009, is made by and between the entities listed on Schedule 1 hereto (each, a “Seller” and collectively, the “Sellers”) and DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”).

RECITALS

WHEREAS, the Company currently owns, directly and indirectly, shares of common stock, par value $0.01 per share (the “Common Stock”), constituting seventy-five percent (75%) of the total issued and outstanding shares of the capital stock of Primelead Shareholders Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Primelead”);

WHEREAS, the board of directors of the Company has determined that it is advisable and in the best interests of the Company to purchase the remaining shares of the Common Stock, constituting twenty-five percent (25%) of the total issued and outstanding capital stock of Primelead (the “Shares”); and

WHEREAS, the Sellers currently own the Shares, as set forth on Schedule 1, and consider it advisable and in their best interests to sell such stock to the Company on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for such other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

DEFINITIONS

Capitalized terms used in this Agreement shall have the meanings ascribed to them in (i) the Preamble, (ii) the Recitals, (iii) the Definitions or (iv) elsewhere in this Agreement, as the case may be.

“Below Threshold Sale” shall mean a sale of any Primelead Drillship before its delivery from the builder for consideration of less than Eight Hundred Million Dollars ($800,000,000).

“Conversion Common Shares” shall mean shares of Common Stock issuable upon the conversion of the Preferred Shares.

“Holder” shall mean a holder of the Company’s Preferred Shares or Conversion Common Shares, as the case may be.

“Original Purchase Price” shall mean the daily dollar volume-weighted closing price per share of the Common Stock on the Nasdaq Global Select Market for the seven (7) trading days immediately preceding July 9, 2009.

“Preferred Shares” shall mean shares of Series A Convertible Preferred Stock of the Company, as described in Section 1.4.

“Primelead Drillships” shall mean the newbuilding drillships identified as Hull Nos. 1837, 1838, 1865 and 1866 owned, indirectly, by Primelead.

“Purchase Price” shall have the meaning set forth in Section 1.2.

Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Dollars.  Any reference in this Agreement to $ shall mean United States dollars.

Gender and Number.  Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural, and vice versa.

Including.  The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

ARTICLE I

ISSUANCE AND SALE OF SHARES OF PRIMELEAD

1.1           Purchase of Shares.  On the Closing Date (defined below), upon the conditions set forth herein, the Sellers, severally but not jointly, agree to sell to the Company or its respective nominees, and in consideration of the Purchase Price, the Company agrees to acquire and purchase, the Shares.

1.2           Purchase Price.  The Purchase Price shall consist of: (i) Fifty Million Dollars ($50,000,000) in cash plus (ii) that number of Preferred Shares which shall equal Two Hundred and Eighty Million Dollars ($280,000,000) divided by the Original Purchase Price.

1.3           Rights of Preferred Shares.  The rights and preferences of the Preferred Shares shall be set forth in a Certificate of Designation in the form attached hereto as Exhibit A.

1.4           Below Threshold Sale.  In the event of a Below Threshold Sale, the Sellers shall, upon demand, pay to the Company in cash or in Preferred Shares (the value of which shall be calculated at the Original Purchase Price) at the Sellers’ option, pro rata in accordance with the percentages set forth on Schedule 1, twenty-five percent (25%) of the difference between the actual sale price for the Primelead Drillship subject to the Below Threshold Sale and Eight Hundred Million Dollars ($800,000,000); provided, however, that in no event shall the aggregate amount payable by the Sellers pursuant to this Section 1.4 exceed Twelve Million Five Hundred Thousand Dollars ($12,500,000) per Primelead Drillship subject to a Below Threshold Sale.

1.5           Closing; Delivery of Shares and Preferred Shares.

(a)           The purchase and sale of the Shares shall take place at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York, at 10:00 a.m. New York time on July 15, 2009 (the “Closing Date”), or at such other time or place as the Company and the Sellers shall mutually agree (which such time and place are designated the “Closing”).

(b)           Prior to the Closing Date, the Company shall deliver to the Sellers any and all information relating to the Company or its nominees as may be required by the Company in order to cancel and reissue the Shares in the name of the Company or its nominees.

(c)           Prior to the Closing Date, the Sellers shall deliver to the Company any and all information relating to the Sellers as may be required by the Company’s transfer agent in order to issue the Preferred Shares to the Sellers in the percentages set forth on Schedule 1.

(d)           On the Closing Date, the Company shall have filed the Certificate of Designations with the Registrar of Corporations of the Republic of the Marshall Islands designating and prescribing the relative rights, preferences and limitations of the Preferred Shares.

(e)           At the Closing, the Sellers shall deliver to the Company or its nominees the certificates evidencing the Shares, duly endorsed in blank or accompanied by executed stock transfer forms, and the Company shall deliver to the Sellers the certificates evidencing the Preferred Shares, in both cases free and clear of all liens, mortgages, pledges, security interests, encumbrances or adverse claims of any nature (“Liens”).

(f)           At the Closing, the Company shall pay by wire transfer Fifty Million Dollars ($50,000,000) in immediately available funds to the account or accounts designated by the Sellers.

ARTICLE II

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE COMPANY

The Company hereby represents and warrants to, and agrees with, the Sellers, as of the date hereof, as follows:

2.1           Organization.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands.

2.2           Capacity; Authority; Validity.  The Company has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by the Company hereunder; this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action of the Company; this Agreement has been duly executed and delivered by the Company; and, assuming the due execution and delivery of this Agreement by the Sellers, this Agreement constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2.3           Consent and Approvals; No Violation.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Company’s Amended and Restated Articles of Incorporation or Amended and Restated By-laws; (b) require any consent, approval, authorization or permit of, or filing with or notification to any governmental entity other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of material benefit) under the terms, conditions or provisions of any material agreement to which the Company is a party or by which any of the property or assets of the Company may be bound, except in such cases where the requisite waivers or consents have been obtained; or (d) violate any judgment, order, writ, decree, law, rule or regulation applicable to the Company, in each case that would have a material adverse effect on the legality, validity or enforceability of this Agreement or the Company’s performance of its obligations hereunder; provided, however, that in the case of any breach or violation of this Section 2.3, the Company shall have ninety (90) days to cure or rectify such breach or violation; provided, further, however, that no cure period shall be available for a breach or violation which by its nature cannot be cured.  No claim may be asserted after the Closing Date with respect to any breach or claimed breach of clause (c) of this Section 2.3.

2.4           No Litigation.  There is no action, suit, proceeding or investigation pending or, to the Company’s knowledge, currently threatened against or affecting the Company which would adversely affect or challenge the legality, validity or enforceability of this Agreement or the transactions contemplated hereby.

2.5           Certain Fees.  No brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, finder, placement agent or bank with respect to the transactions contemplated by this Agreement.

2.6           Issuance of the Securities.  The Preferred Shares are duly authorized, and when issued and paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and free and clear of all Liens and restrictions on transfer other than as set forth in this Agreement and as imposed by applicable law, including U.S. securities laws. Provided that all representations and warranties of the Sellers contained herein are true and accurate, the issuance of the Preferred Shares will, at the Closing, be effected by the Company in compliance with all applicable foreign and United States federal, state and local law, including , without limitation all United States federal securities laws.

2.7           Registration Rights.

(I)           Demand Registrations.

(a)           Right to Request Registration.  At any time any Holder or Holders may request registration under the Securities Act (“Initiating Holders”) of all or part of the Conversion Common Shares held by such Holder or Holders (“Demand Registration”); provided, that each Demand Registration be at least equal to 30% of the Conversion Common Shares.  The Company shall use its commercially reasonable efforts to effect, as expeditiously as possible, the a Demand Registration.

Within 10 days after receipt of any such request for Demand Registration, the Company shall give written notice of such request to all other Holders of Conversion Common Shares and shall, subject to Section 2.7(I)(c), include in such registration all such Conversion Common Shares with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company’s notice.

(b)           Number of Demand Registrations.  Subject to the provisions of Section 2.7(I)(a), the Initiating Holders of Conversion Common Shares shall collectively be entitled to request an aggregate of two Demand Registrations.  A registration shall not count as one of the permitted Demand Registrations until it has become effective.

(c)           Restrictions on Demand Registrations.  The Company shall not be obligated to effect any Demand Registration within three months after the termination of an offering under a previous Demand Registration or a previous registration under which the Initiating Holder had piggyback rights pursuant to Section 2.7(III) where the Initiating Holder was permitted to register and sell all of the

Conversion Common Shares requested to be included therein.  The Company may postpone for up to 90 days the filing or the effectiveness of a Registration Statement for a Demand Registration if, based on the good faith judgment of the Company’s board of directors, such postponement or withdrawal is necessary in order to avoid premature disclosure of a matter the board has determined would not be in the best interest of the Company to be disclosed at such time; provided, that in no event shall the Company withdraw a Registration Statement after such Registration Statement has been declared effective; and provided, further, that in the event described above, the Initiating Holders requesting such Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration shall not count as one of the permitted Demand Registrations.  The Company shall provide written notice to the Initiating Holders requesting such Demand Registration of (i) any postponement or withdrawal of the filing or effectiveness of a Registration Statement pursuant to this Section 2.7(I)(c), (ii) the Company’s decision to file or seek effectiveness of such Registration Statement following such withdrawal or postponement and (iii) the effectiveness of such Registration Statement.  The Company may defer the filing of a particular Registration Statement pursuant to this Section 2.7(I)(c) only once during any 12-month period.

(d)           Selection of Underwriters.  If any of the Conversion Common Shares covered by a Demand Registration are to be sold in an underwritten offering, the Initiating Holders shall have the right to select the managing underwriter or underwriters to administer the offering subject to the approval of the Company, which will not be unreasonably withheld.

(e)           Effective Period of Demand Registrations.  After any Demand Registration filed pursuant to this Agreement has become effective, the Company shall use its commercially reasonable efforts to keep such Demand Registration effective for a period equal to one year from the date on which the SEC declares such Demand Registration effective (or if such Demand Registration is not effective during any period within such period, such period shall be extended by the number of days during such period when such Demand Registration is not effective), or such shorter period which shall terminate when all of the Conversion Common Shares covered by such Demand Registration have been sold pursuant to such Demand Registration or are otherwise permitted to be resold freely by all selling shareholders in such Demand Registration under Rule 144 without regard to volume.  If the Company shall withdraw any Demand Registration pursuant to Section 2.7(I)(c) (a “Withdrawn Demand Registration”), the Initiating Holders of the Conversion Common Shares remaining unsold and originally covered by such Withdrawn Demand Registration shall be entitled to a replacement Demand Registration which (subject to the provisions of this Section 2.8) the Company shall use its best efforts to keep effective for a period commencing on the effective date of such Demand Registration and ending on the earlier to occur of the date (i) which is one year from the effective date of such Demand Registration and (ii) on which all of the Conversion Common Shares covered by such Demand Registration have been sold or are otherwise permitted to be resold freely by all selling shareholders in such Demand Registration under Rule 144 without regard to volume.  Such additional Demand Registration otherwise shall be subject to all of the provisions of this Agreement.

(II)           Shelf Registration.

(a)           At such time as the Company is able to use Form F-3 under the Securities Act (or any successor form) for sales of Conversion Common Shares by a Holder, at the request of Holders of at least 15% of the Conversion Common Shares having an aggregate market value of at least Five Million Dollars ($5,000,000), the Company shall use its commercially reasonable efforts to effect, as expeditiously as possible, the registration under the Securities Act of any number of Conversion Common Shares for which it receives requests in accordance with this Section 2.7(II)(a) (the “Shelf Registration”).  The Company shall use its commercially reasonable best efforts to cause such Registration Statement to become effective as promptly as practicable and maintain the effectiveness of such Registration Statement

(subject to the terms and conditions herein) for a period ending on the earlier of (i) three years following the date on which such Registration Statement first becomes effective (but one year if the Company is not able to use Form F-3 under the Securities Act (or any successor form)) and (ii) the date on which all Conversion Common Shares covered by such Registration Statement have been sold and the distribution contemplated thereby has been completed or have become freely tradeable pursuant to Rule 144 without regard to volume.

(b)           The Shelf Registration Statement pursuant to this Section 2.7(II) shall to the extent possible under applicable law, be effected to permit sales on a continuous basis pursuant to Rule 415 under the Securities Act. Any takedown under the Shelf Registration pursuant to this Section 2.7(II) may or may not be underwritten; provided, however, that (i) Holders may request any underwritten takedown only to be effected as a Demand Registration (in which event, unless such Demand Registration would not require representatives of the Company to meet with prospective purchasers of the Company’s securities, a Demand Registration must be available thereunder and the number of Demand Registrations available shall be reduced by one under Section 2.7(I)(b)) or (ii) Holders may request an unlimited number of underwritten takedowns to be effected in accordance with the terms of Section 2.7(III). The Company shall be entitled to effect the Shelf Registration on any available form under the Securities Act.

(c)           Within 10 days after receipt of any such request for the Shelf Registration, the Company shall give written notice of such request to all other Holders of Conversion Common Shares and shall include in such registration all such Conversion Common Shares with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company’s notice.

(d)           The Company, and any other holder of the Company’s securities who has registration rights, may include its securities in any Shelf Registration effected pursuant to this Section 2.7(II).

(III)           Piggyback Registrations.

(a)           Right to Piggyback.  If at any time the Company proposes to register any of its common equity securities under the Securities Act (other than a registration statement on Form S-8 or on Form F-4 (or any similar successor forms thereto or in connection with (A) an employee stock option, stock purchase or compensation plan or securities issued or issuable pursuant to any such plan, or (B) a dividend reinvestment plan), whether for its own account or for the account of one or more shareholders of the Company, and the registration form to be used may be used for any registration of Conversion Common Shares (a “Piggyback Registration”), the Company shall give prompt written notice (in any event within 10 days after its receipt of notice of any exercise of other demand registration rights) to all Holders of its intention to effect such a registration and shall, subject to Section 2.7(III)(b), include in such registration all such Conversion Common Shares with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company’s notice.  The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion.

(b)           Priority on Primary Registrations.  If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without having an adverse effect on such offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Conversion Common Shares requested to be included therein by the Holders, if any, pro rata among such Holders on the basis of the number of shares requested to be registered by such Holders, and

(iii) third, other securities requested to be included in such registration pro rata among the holders of such securities on the basis of the number of shares requested to be registered by such holders or as such holders may otherwise agree.

(c)           Selection of Underwriters.  If any Piggyback Registration is an underwritten primary offering, the Company shall have the right to select the managing underwriter or underwriters to administer any such offering.

2.8           Discontinued Disposition.  Each Holder agrees by its acquisition of such Conversion Common Shares that, upon receipt of a notice from the Company to the address and facsimile number set forth on the signature pages hereto indicating that an amendment or supplement to the Registration Statement or prospectus is necessary or required, such Holder will forthwith discontinue disposition of such Conversion Common Shares under the Registration Statement until such Holder’s receipt of the copies of a supplemented prospectus and/or amended Registration Statement or until it is advised in writing (the “Advice”) by the Company that the use of the applicable prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus or Registration Statement.  In the event of a discontinued disposition under this Section 2.8, the Company will use its commercially reasonable efforts to ensure that the use of the prospectus may be resumed as promptly as is practicable and to provide copies of the supplemented prospectus and/or amended Registration Statement or the Advice as soon as possible in order to enable each Holder to resume dispositions of the Conversion Common Shares.  The Company may provide appropriate stop transfer order instructions to enforce the provisions of this Section.

2.9           Suspension of Trading.  At any time after the Conversion Common Shares are registered pursuant to an effective registration statement, the Company may deliver to the Holders of such Conversion Common Shares a certificate (the “Suspension Certificate”) signed by an executive officer of the Company stating that the effectiveness of and sales of Conversion Common Shares under the registration statement would require public disclosure of any transaction prior to the time such disclosure might otherwise be required.

Beginning after the receipt of a Suspension Certificate by Holders of Conversion Common Shares, the Company may, in its discretion, require such Holders of Conversion Common Shares to refrain from selling or otherwise transferring or disposing of any Conversion Common Shares or other Company securities then held by such Holders for a specified period of time that is customary under the circumstances (not to exceed sixty (60) days). Notwithstanding the foregoing sentence, the Company shall be permitted to cause Holders of Conversion Common Shares to so refrain from selling or otherwise transferring or disposing of any Conversion Common Shares or other securities of the Company on only two occasions during each twelve (12) consecutive month period that the Registration Statement remains effective for purposes of the registration rights granted hereunder. The Company may impose stop transfer instructions to enforce any required agreement of the Holders under this Section 2.9.

2.10           Indemnification and Contribution.

(a)           In the event of any registration of any Conversion Common Shares under the Securities Act pursuant to this Agreement, the Company shall indemnify and hold harmless the Holders, their respective directors and officers, and each other person (including each underwriter) who participated in the offering of such Conversion Common Shares and each other person, if any, who controls the Holders or such participating person within the meaning of the Securities Act (collectively, the “Holder Indemnitees”) from and against any losses, claims, damages or liabilities, joint or several, to which a Holder Indemnitee may become subject under the Securities Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or any alleged untrue statement of any material fact contained or incorporated by reference, on the effective date thereof, in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, any free writing prospectus or any amendment or supplement thereto, (ii) any omission or any alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any other violation of any applicable securities laws, and in each of the foregoing circumstances shall pay for or reimburse the Holder Indemnitees for any legal or any other expenses reasonably incurred by all or any one of the Holder Indemnitees in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that, with respect to any Holder Indemnitee, the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability has been found by a court of competent jurisdiction to have been based upon (x) any actual untrue statement or actual omission made or incorporated by reference in such registration statement, preliminary prospectus, prospectus, free writing prospectus or any amendment or supplement thereto solely in reliance upon and in conformity with written information furnished to the Company by such Holder Indemnitee specifically for use therein; or (y) any offer or sale by any Holder occurring when the Company has provided notice to such Holder as contemplated in Section 2.8 and 2.9 hereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of a Holder Indemnitee, and shall survive the transfer of such securities by a Holder Indemnitee.

(b)           In the event of any registration of any Conversion Common Shares under the Securities Act pursuant to this Agreement, the Holders, by acceptance hereof, agree to indemnify and hold harmless the Company, its directors and officers and each other person, if any, who controls the Company within the meaning of the Securities Act and any other person (including each underwriter) who participated in the offering of such Conversion Common Shares (collectively, the “Company Indemnitees”) against any losses, claims, damages or liabilities, joint or several, to which the Company Indemnitees may become subject under the Securities Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or any alleged untrue statement of any material fact contained or incorporated by reference, on the effective date thereof, in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, any free writing prospectus, or any amendment or supplement thereto, or (ii) any omission or any alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but in either case only to the extent that such untrue statement or omission is (A) made in reliance on and in conformity with any information furnished in writing by the Holder to the Company concerning the Holder specifically for inclusion in the registration statement, preliminary prospectus, prospectus, free writing prospectus or any amendment or supplement thereto relating to such offering, and (B) is not corrected by the Holder and distributed to the purchasers of shares within a reasonable period of time.

(c)           If the indemnification provided for in this Section 2.10 from an indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

(d)           The parties hereto agree that it would not be just and equitable if contribution pursuant to Section 2.10(c)] were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE SELLERS

The Sellers, jointly and not severally, hereby represent and warrant to, and agree with, the Company, as of the date hereof, as follows:

3.1           Accredited Investor.  Each of the Sellers is an “Accredited Investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

3.2           Acquiring Shares for Own Account.  Each of the Sellers and any nominee thereof is acquiring the Preferred Shares from the Company for its own account solely for the purpose of investment and without a view to any resale or other distribution thereof in violation of the Securities Act.

3.3           Knowledge in Business.  Each of the Sellers has sufficient knowledge and experience in business, financial and investment matters so as to be able to evaluate the risks and merits of its investment in the Company and it is able financially to bear the risks thereof.

3.4           No General Solicitation.  None of the Sellers nor any nominee thereof has been offered any Preferred Shares by any means of general solicitation or advertising, including any of the following:

a.	any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio,

or

b.	any seminar or meeting whose attendees have been invited by general solicitation or advertising.

3.5           Access to Information.  Each of the Sellers had access to such information regarding the Company and its affairs as is necessary to enable it to evaluate the merits and risks of an investment in the Preferred Shares.

3.6           Seller Acknowledgement.  Each of the Sellers acknowledges that (i) the Preferred Shares and the Conversion Common Shares (collectively, the “Securities”) are all “restricted securities,” as defined in Rule 144 under the Securities Act, (ii) a stop transfer order will be in effect and (iii) the Securities cannot be sold, transferred, pledged or hypothecated in the absence of an effective registration statement for such securities under the Securities Act or an opinion of counsel satisfactory to the Company that registration is not required under the Securities Act.

3.7           Restrictive Legend.  The Company has made each of the Sellers aware that a legend will be placed on the share certificates stating that the Securities have not been registered under the Securities Act and referring to the restrictions on transferability and sale of the Securities.

Each certificate for the Preferred Shares shall have conspicuously written, printed, typed or stamped upon the face thereof, or upon the reverse thereof with a conspicuous reference on the face thereof, the following legend:

“THE SHARES OF PREFERRED STOCK REPRESENTED HEREBY AND THE SHARES OF COMMON STOCK ISSUED UPON ANY CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED. THE SHARES OF COMMON STOCK ISSUED UPON ANY OPTIONAL CONVERSION HEREOF ARE SUBJECT TO AN AGREEMENT BY THE REGISTERED HOLDER WITH THE COMPANY NOT TO SELL SUCH SHARES FOR A PERIOD EQUAL TO THE EARLIER OF (I) 180 DAYS FOLLOWING THE DATE OF ISSUANCE OF THE SHARES OF COMMON STOCK AND (II) THE DATE THE SHARES OF COMMON STOCK WOULD HAVE OTHERWISE BEEN MANDATORILY CONVERTED PURSUANT TO THEIR TERMS.”

3.8           Capacity; Authority; Validity.  Each of the Sellers has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by each of the Sellers hereunder; this Agreement and the consummation by the Sellers of the transactions contemplated hereby have been duly and validly authorized by all necessary action of each of the Sellers; this Agreement has been duly executed and delivered by each of the Sellers; and, assuming the due execution and delivery of this Agreement by the Company, this Agreement constitutes the legal, valid and binding obligation of each of the Sellers enforceable against such Sellers in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.9           Consent and Approvals; No Violation.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Sellers’ respective organizational or charter documents; (b) require any consent, approval, authorization or permit of, or filing with or notification to; any governmental entity other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of material benefit) under the terms, conditions or provisions of any material agreement to which any Seller is a party or by which any of the property or assets of any Seller may be bound, except in such cases where the requisite waivers or consents have been obtained; or (d) violate any judgment, order, writ, decree, law, rule or regulation applicable to any Seller, in each case that would have a material adverse effect on the legality, validity or enforceability of this Agreement or the performance by such party of its obligations hereunder.

3.10           No Litigation.  There is no action, suit, proceeding or investigation pending or, to the Company’s knowledge, currently threatened against or affecting any of the Sellers which would adversely affect or challenge the legality, validity or enforceability of this Agreement or the transactions contemplated hereby.

3.11           Required Information.  Each Holder of Conversion Common Shares as to which any registration is being effected shall furnish to the Company any other information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing.

3.12           Certain Fees.  No brokerage or finder’s fees are or will be payable by the Sellers to any broker, finder, placement agent or bank with respect to the transactions contemplated by this Agreement.

ARTICLE IV

CONDITIONS TO CLOSING

4.1           Mutual Conditions.  The respective obligations of each party to consummate the sale and the purchase of the Shares shall be subject to the satisfaction of each of the following conditions (any or all of which may be waived by a particular party on behalf of itself in writing, in whole or in part, to the extent permitted by applicable law):

(a)           no statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any federal, state, local or foreign political subdivision, court, administrative agency, board, bureau, commission or department or other governmental authority or instrumentality (each, a “Governmental Authority”) which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement or makes the transactions contemplated hereby illegal;

(b)           there shall not be pending any suit, action or proceeding by any Governmental Authority or any person seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement; and

(c)           all other consents, authorizations, waivers, orders and approvals of, notices to, filings or registrations with and the expiration of all waiting periods imposed by, any third person, including any Governmental Authority, which are required for or in connection with the execution and delivery by the parties of this Agreement and the consummation the transactions contemplated by this Agreement shall have been obtained or made, in form and substance reasonably satisfactory to each of the parties, and shall be in full force and effect.

4.2           Company’s Conditions.  The obligation of the Company to consummate the purchase of the Shares shall be subject to the satisfaction of the condition (any or all of which may be waived by the Company in writing, in whole or in part, to the extent permitted by applicable law) that the representations and warranties of the Sellers contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made on and as of the Closing Date (except that representations made as of a specific date shall be required to be true and correct as of such date only), and that all of the Sellers shall consummate the sale of the Shares at the Closing.

4.3           Sellers’ Conditions.  The obligation of the Sellers to consummate the sale of the Shares to the Company shall be subject to the satisfaction of the condition (which may be waived by the Sellers in writing, in whole or in part, to the extent permitted by applicable law) that the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made on and as of the Closing Date (except that representations made as of a specific date shall be required to be true and correct as of such date only).

ARTICLE V

MISCELLANEOUS

5.1           Assignment.  No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Sellers or the Company (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void.

5.2           Entire Agreement.  This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement by the parties hereto and supersedes any other agreement, whether written or oral, that may have been made or entered into between them relating to the matters contemplated hereby.

5.3           Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such invalidity or unenforceability, without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

5.4           Amendments and Waivers.  This Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by each of the parties hereto or, in the case of a waiver, by the party waiving compliance.

5.5           Captions; Counterparts, Execution.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.  All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.  This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

5.6           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding.

5.7           Further Assurances.  Each of the parties shall, at all times, and from time to time, upon the request of the other Party, do, execute, acknowledge and deliver, or will cause to be done,

executed, acknowledged and delivered, all such further acts as may be required to consummate the transactions contemplated in this Agreement as they are herein contemplated.  Each party shall, and shall use its commercially reasonable efforts to assure that any necessary third party shall, execute and deliver such documents and do such other acts and things as the other party may reasonably require for the purpose of giving to that other party the full benefit of all the provisions of this Agreement, and as may be reasonably required to complete the transactions contemplated in this Agreement.

5.8           Expenses.  Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the preparation, execution, delivery and performance of this Agreement.

5.9           Announcements.  The consent of each party hereto shall be required prior to any public announcement concerning the transactions contemplated hereby, except where such announcement or other disclosure shall be required by law or regulation.

5.10           Termination of Agreement.  This Agreement may be terminated prior to the Closing as follows:

(a)           by mutual written consent of the Sellers, and the Company; or

(b)           at the election of the Sellers or the Company on or after December 31, 2009 if the Closing shall not have occurred by the close of business on such date, provided that the terminating party is not then in material default of any of its obligations hereunder.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

DRYSHIPS INC.

By:     /s/ George Xiradakis
Name: George Xiradakis
Title:    Director, Chairman of the Special Committee

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

By:      /s/ Charalambos Alivizatos
Name: Charalambos Alivizatos
Title:    Attorney-in-Fact

ADVICE INVESTMENTS S.A.

By:      /s/ Charalambos Alivizatos
Name: Charalambos Alivizatos
Title:    Attorney-in-Fact

MAGIC MANAGEMENT INC.

By:      /s/ Charalambos Alivizatos
Name: Charalambos Alivizatos
Title:    Attorney-in-Fact

DEEP SEA INVESTMENTS INC.

By:      /s/ Charalambos Alivizatos
Name: Charalambos Alivizatos
Title:    Attorney-in-Fact

Schedule 1

	Seller	Shares	Percentage

1.	Entrepreneurial Spirit Holdings Inc.	81.25	65%

2.	Advice Investments S.A.	22.50	18%

3.	Magic Management Inc.	17.50	14%

4.	Deep Sea Investments Inc.	3.75	3%

	TOTAL	125	100%

Exhibit A

CERTIFICATE OF DESIGNATIONS OF RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES A CONVERTIBLE PREFERRED STOCK OF
DRYSHIPS INC.

The undersigned, Mr. George Economou and Ms. Iro Bei do hereby certify:

1.           That they are the duly elected and acting Chief Executive Officer and Corporate Secretary, respectively, of DryShips Inc., a Marshall Islands corporation (the “Company”).

2.           That pursuant to the authority conferred by the Company’s Amended and Restated Articles of Incorporation, the Company’s Board of Directors on July 9, 2009, adopted the following resolution designating and prescribing the relative rights, preferences and limitations of the Company’s Series A Convertible Preferred Stock:

RESOLVED, that pursuant to the authority vested in the Board of Directors (the “Board”) of the Company by the Company’s Amended and Restated Articles of Incorporation, the Board does hereby establish a series of preferred stock, par value U.S. $0.01 per share, and the designation and certain powers, preferences and other special rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:

Section 1.          Designation and Amount.  The shares of such series shall be designated as “Series A Convertible Preferred Stock”.  The Series A Convertible Preferred Stock shall have a par value of U.S. $0.01 per share, and the number of shares constituting such series shall initially be One Hundred Million (100,000,000), which number the Board may from time to time increase or decrease (but not below the number then outstanding).

Section 2.          Proportional Adjustment.  In the event the Company shall at any time after the issuance of any share or shares of Series A Convertible Preferred Stock (i) subdivide the outstanding Common Stock, (ii) combine the outstanding Common Stock into a smaller number of shares, or (iii) declare any dividend or other distribution payable on the Common Stock in shares of Common Stock, then in each such case the Conversion Price (as defined below) and the Optional Conversion Ratio (as defined below) in effect immediately prior thereto shall be (a) in the case of a subdivision, proportionally decreased so that the number of shares of Common Stock issuable upon conversion of each share of Series A Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding, (b) in the case of a combination, proportionally increased so that the number of shares of Common Stock issuable upon conversion of each share of Series A Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding, and (c) in the case of a stock dividend or distribution, decreased by multiplying the Conversion Price or Conversion Ratio then in effect by a fraction:

(X) the numerator which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance; and

(Y) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Section 3.          Dividends and Distributions.

Subject to the prior and superior right of the holders of any shares of any series of preferred stock ranking prior and superior to the shares of Series A Convertible Preferred Stock with respect to dividends, the holders of shares of Series A Convertible Preferred Stock shall accrue on a quarterly basis, when and as declared by the Board out of funds legally available for the purpose, dividends payable at the cumulative rate of 6.75% of the Original Purchase Price (as defined in Section 4 below) of the then-outstanding shares of Series A Convertible Preferred Stock per annum.  The accrued dividends with respect to any share of Series A Convertible Preferred Stock shall be payable to the holder thereof immediately prior to the conversion (as described in Sections 4 and 5 below) of such share in such number of additional shares of Series A Convertible Preferred Stock (the "Dividend Shares") as is equal to the aggregate amount of accrued dividends on such share divided by the Original Purchase Price.  The Dividend Shares shall convert into Common Stock at the Conversion Price (as defined in Section 4 below) on the same date as the conversion into Common Stock of the last outstanding share of Series A Convertible Preferred Stock that is not a Dividend Share; provided, however, that such dividends shall be payable in cash solely with respect to any fiscal period for which the Company declares cash dividends on its Common Stock.

Dividends shall begin to accrue on outstanding shares of Series A Convertible Preferred Stock from the date of issue of such shares of Series A Convertible Preferred Stock.  Accrued but unpaid dividends shall not bear interest.  Dividends paid on the shares of Series A Convertible Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding and eligible for payment.  The Board shall fix a record date for the determination of holders of shares of Series A Convertible Preferred Stock entitled to receive payment of a dividend or distribution. The identities of holders entitled to dividends or distributions shall be as noted on the books of the Company.

Section 4.          Mandatory Conversion.  Shares of Series A Convertible Preferred Stock will be mandatorily converted into shares of Common Stock, subject to adjustment as contemplated in Section 2, as follows:

(i) upon the contractual delivery date to Primelead of Primelead Drillship 1837, twenty-five percent (25%) of the shares of Series A Convertible Preferred Stock held by each holder as of the Mandatory Conversion Record Date shall be converted at the Conversion Price;

(ii) upon the contractual delivery date to Primelead of Primelead Drillship 1838, twenty-five percent (25%) of the shares of Series A Convertible Preferred Stock held by each holder as of the Mandatory Conversion Record Date shall be converted at the Conversion Price;

(iii) upon the contractual delivery date to Primelead of Primelead Drillship 1865, twenty-five percent (25%) of the shares of Series A Convertible Preferred Stock held by each holder as of the Mandatory Conversion Record Date shall be converted at the Conversion Price;

(iv) upon the contractual delivery date to Primelead of Primelead Drillship 1866, twenty-five percent (25%) of the shares of Series A Convertible Preferred Stock held by each holder as of the Mandatory Conversion Record Date shall be converted at the Conversion Price;

(v) upon any merger or consolidation of the Company, spin off or initial public offering of Primelead, one-hundred percent (100%) of the shares of Series A Convertible Preferred Stock held by each holder as of the Record Date shall be converted at the Conversion Price; and

(vi) upon an actual or constructive total loss or a cancellation of the purchase contract by the Company with respect to a Primelead Drillship, twenty-five percent (25%) of the shares of Series A Convertible Preferred Stock held by each holder as of the Mandatory Conversion Record Date shall be converted at the Conversion Price.

For the purposes of this Section 4, the following terms shall have the meanings ascribed to them:

“Conversion Price” shall mean a price per share equal to one hundred and twenty-seven and a half percent (127.5%) of the Original Purchase Price.

“Mandatory Conversion Record Date” shall mean the business day immediately preceding the contractual delivery date for the respective Primelead Drillship. The identities of holders required to convert its shares of Series A Convertible Preferred Stock and the amount of shares held by such holder shall be as noted on the books of the Company.

“Original Purchase Price” shall mean the daily dollar volume-weighted closing price per share of the Common Stock on the Nasdaq Global Select Market for the seven (7) trading days immediately preceding July 9, 2009.

“Primelead” shall mean Primelead Shareholders Inc., a Marshall Islands corporation.

“Primelead Drillship” shall mean any of Primelead Drillship 1837, Primelead Drillship 1838, Primelead Drillship 1865 or Primelead Drillship 1866

“Primelead Drillship 1837” shall mean the ultra-deep water drillship owned indirectly by Primelead and described as Hull No. 1837.

“Primelead Drillship 1838” shall mean the ultra-deep water drillship owned indirectly by Primelead and described as Hull No. 1838.

“Primelead Drillship 1865” shall mean the ultra-deep water drillship owned indirectly by Primelead and described as Hull No. 1865.

“Primelead Drillship 1866” shall mean the ultra-deep water drillship owned indirectly by Primelead and described as Hull No. 1866.

Section 5.         Optional Conversion.  Shares of Series A Convertible Preferred Stock may be converted into shares of Common Stock at any time at the option of the holder at a conversion rate of 1:0.70 (the “Optional Conversion Ratio”), subject to adjustment as contemplated in Section 2; provided, however, that the holder of any shares of Common Stock converted pursuant to this Section 5 may not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any of the shares of Common Stock for a period equal to the earlier of (i) 180 days following the date of issuance of the Common Stock converted pursuant to this Section 5 and (ii) the date the shares of Common Stock would have otherwise been mandatorily converted pursuant to Section 4.  No waiver of such minimum holding period may be granted except by the unanimous consent of the audit committee of the Company’s Board of Directors.

Section 6.          Voting Rights.  The holders of shares of Series A Convertible Preferred Stock shall have the following voting rights:

Each share of Series A Convertible Preferred Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the stockholders of the Company .

Except as otherwise provided herein or by law, the holders of shares of Series A Convertible Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company .

Except as required by law, holders of Series A Convertible Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 7.          Reacquired Shares.  Any shares of Series A Convertible Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof.  All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth herein and, in the Articles of Incorporation, as then amended.

Section 8.         Liquidation, Dissolution or Winding Up, Sale of All or Substantially All of Assets.  Upon any liquidation, dissolution or winding up of the Company, or sale of all or substantially all of the Company’s assets, the holders of shares of Series A Convertible Preferred Stock shall be entitled to receive one times the Original Purchase Price (as defined in Section 4), plus any accrued and unpaid dividends, before the balance of any proceeds shall be distributed to holders of shares of Common Stock.

Section 9.          No Redemption.  The shares of Series A Convertible Preferred Stock shall not be redeemable.

Section 10.        Ranking.  The Series A Convertible Preferred Stock shall rank senior to all other series of the Company’s preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

Section 11.        Amendment.  The Articles of Incorporation of the Company shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series A Convertible Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the then outstanding shares of Series A Convertible Preferred Stock, voting separately as a class.

Section 12.        Fractional Shares.  Series A Convertible Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Convertible Preferred Stock.

RESOLVED FURTHER, that the President, Chief Executive Officer or any Vice President and the Secretary or any Assistant Secretary of this Company be, and they hereby are, authorized and directed to prepare and file a Certificate of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Marshall Islands law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolution.”

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We further declare under penalty of perjury that the matters set forth in the foregoing Certificate of Designation are true and correct of our own knowledge.

Executed in Athens, Greece on July   , 2009.

________________________________ George Economou Chief Executive Officer
________________________________ Iro Bei Corporate Secretary

SK 23113 0002 1009889 v5